SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 4, 2003

STET Hellas Telecommunications S.A.
(Exact name of Registrant as specified in its Charter)

STET Hellas Telecommunications S.A.
(Translation of Registrant’s name into English)

66 Kifissias Ave.
Marousi
Athens 151 25
Greece
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURE
EX-99.1 Press Release Dated 3 April 2003

Exhibit Index

Exhibit No.	Description

99.1	Press Release Dated 3 April 2003 Announcing Shareholder Approval of Ordinary Dividend Distribution

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

4 April 2003

STET Hellas Telecommunications S.A.

By:	/s/: Nikolaos Varsakis Name: Nikolaos Varsakis Title: Chief Executive Officer and Managing Director